Exhibit 4.1
SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER. SEE REVERSE SIDE.

000	-0-
Organized Under the Laws of the State of Nevada
United Business Holdings, Inc.
Voting Common Stock
Authorized Shares 11,000,000           $0.01 Par Value
*Specimen*
**Zero**
of the fully paid and nonassessable Common Stock of United Business Holdings, Inc.

Edward Brand, Secretary	Thomas Hassey, Chief Executive Officer